NOL

[redacted]

13 October 2008

08005442

RECEIVED

2008 OCT 17 P 12:33

FFICE OF INTER...
CORPORATE FI...

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made two announcements in relation to the following:-

1) Operating Performance for Period 9, 2008; and

2) Notice of a Director's Change in Interest in NOL.

NOL has also made a Press Release on NOL's involvement in Hapag-Lloyd bidding process ends on 10 October 2008.

Attached are copies of the relevant documents for your attention, please.

Yours faithfully

PROCESSED
OCT 22 2008
THOMSON REUTERS

Marjorie Wee (Ms)
Company Secretary

Encs
/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin)(NOL Bid for Hapag-Lloyd ends, P9 Operating Performance & Notice of Director's Interest) - 13Oct08.DOC

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APL APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	13-Oct-2008 17:16:49
Announcement No.	00064

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 9, 2008
Description	Attached is the operating performance for the 4 weeks (Period 9) from 23 August 2008 to 19 September 2008.
Attachments	NOL_Operating_Performance_for_P9_2008.pdf Total size = **33K** (2048K size limit recommended)

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Monthly Operational Update (Unaudited)

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

13 October 2008

NOL's container shipping operating performance for the 4 weeks (Period 9) from 23 August 2008 to 19 September 2008 are as follows:

	Period 9, 2008	Period 9, 2007	% Change		YTD 2008	YTD 2007	% Change
Container Shipping							
a) Volume (FEU)	204,000	191,800	6		1,890,600	1,688,300	12
b) Average Revenue Per FEU (US$/FEU)	3,151	2,922	8		3,023	2,690	12

For the four weeks of P9, 2008, container shipping volumes increased 6% over the same period last year mainly due to higher volumes from the Intra-Asia trade lane and the Transpacific backhaul trade routes. Average revenue per FEU (Forty-foot Equivalent Unit) increased 12% over the same period last year largely due to increased bunker recoveries (Bunker Adjustment Factors).

P9 YTD, 2008 container shipping volumes and average revenue per FEU both showed an improvement of 12% over P9 YTD, 2007.

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

APL Average Revenue per FEU (updated as at Period 9, 2008)


APL Average Revenue per FEU (2005-2008)
US$/FEU
3,200
3,000
2,800
2,600
2,400
2,200
Period 9, 2008
Y-o-Y : +8%
P1 05 P2 05 P3 05 P4 05 P5 05 P6 05 P7 05 P8 05 P9 05 P10 05 P11 05 P12 05 P1 06 P2 06 P3 06 P4 06 P5 06 P6 06 P7 06 P8 06 P9 06 P10 06 P11 06 P12 06 P1 07 P2 07 P3 07 P4 07 P5 07 P6 07 P7 07 P8 07 P9 07 P10 07 P11 07 P12 07 P1 08 P2 08 P3 08 P4 08 P5 08 P6 08 P7 08 P8 08 P9 08
Period

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	13-Oct-2008 17:21:50
Announcement No.	00075

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	13-10-2008
2.	Name of Director *	Robert Holland Jr

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Shareholding	13-10-2008
2.	Name of Registered Holder	Robert Holland Jr
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	100,000
As a percentage of issued share capital	0.007 %
No. of Shares which are subject of this notice	150,000
As a percentage of issued share capital	0.010 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	1.6702
No. of Shares held after the change	250,000

As a percentage of issued share capital	0.017 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	100,000	0
As a percentage of issued share capital	0.007 %	0 %
No. of shares held after the change	250,000	0
As a percentage of issued share capital	0.017 %	0 %

Footnotes

Based on NOL's issued shares of 1,472,706,789 (including Treasury Shares of 1,726,717) as at 13 October 2008.

Attachments

Total size = **0**
(2048K size limit recommended)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee & Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	10-Oct-2008 23:51:24
Announcement No.	00205

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOL INVOLVEMENT IN HAPAG-LLOYDE BIDDING PROCESS ENDS
Description	Please see attached press release from NOL on the above subject.
Attachments	HL.pdf Total size = **23K** (2048K size limit recommended)

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FOR IMMEDIATE RELEASE

NOL Involvement in Hapag-Lloyd Bidding Process Ends

Singapore, 10 October 2008: Neptune Orient Lines Limited (NOL) announced today that it is no longer engaged in the bidding process for the sale of the Hapag-Lloyd container shipping business.

On 26 September 2008, the company submitted a binding bid to acquire Hapag-Lloyd from its owner, TUI AG. NOL's offer has lapsed.

NOL Group President & CEO, Ron Widdows, said: "We submitted a bid that we believed fully valued Hapag-Lloyd and which addressed the challenging market conditions facing the container shipping industry."

Mr Widdows concluded: "NOL will now put all its energy into managing through the current container shipping downcycle and providing our customers with the service they have come to expect of our organisation."

-ENDS-

Media Enquiries:

Mr Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com.sg

Investor Enquiries:

Mr Bernie Yu
Telephone: (65) 6371 5028
bernie_yu@nol.com.sg

About NOL

Neptune Orient Lines (NOL) is a Singapore-based global container shipping, terminals and logistics company. Its container shipping arm, APL, provides world-class container shipping services and intermodal operations supported by leading-edge IT and e-commerce. Its terminals unit has one of the world's leading container terminal networks, with key gateway facilities in Asia and North America. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL web site: www.nol.com.sg

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